National Energy Services Reunited Corp. Reports First Quarter 2019 Financial Results

HOUSTON, May 13, 2019 – National Energy Services Reunited Corp. (“NESR” or the “Company”) (NASDAQ: NESR) (NASDAQ: NESRW), a national, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) and Asia Pacific regions, today reported its financial results for the quarter ended March 31, 2019.

Operating and Financial Highlights

●	Revenue for the first quarter of 2019 is $152 million, growing 29% as compared to the prior-year quarter of $118 million.
●	Net income for the first quarter of 2019 is $13 million. Net income, adjusted for transaction and integration costs of the Company’s recent business combination (the “Business Combination”), is $15 million. Net income more than doubled from the prior year period on a combined basis.
●	Adjusted EBITDA for the first quarter of 2019 is $41 million as compared to $31 million in the prior year period producing year-over year-growth of over 30%.
●	U.S. GAAP earnings per share (“EPS”) of $0.15 reported for the first quarter of 2019. Adjusted for transaction and integration costs related to the Business Combination, the Company reported adjusted earnings per share of $0.17 for the first quarter of 2019.
●	The Company completed a refinancing of existing debt with borrowing capacity of $450 million.

Sherif Foda, Chairman of the Board and CEO of NESR said, “We have started the year with solid execution and we continue to demonstrate strong performance and high growth rates compared to the industry in pursuit of our goal to become the recognized national champion in the Middle East and North Africa regions. We have set our goals high in 2019 and are stretching into new locations and new product lines. As we expect E&P spending to continue to ramp up in future quarters, our operations teams are aggressively pursuing several opportunities and positioning the Company to gain market share and generate market leading returns. I remain extremely proud of our employees and am honored to lead this team to realization of our united vision.”

Mr. Foda continued, “During the first quarter, we continued to capture incremental market share on existing contracts and were able to lessen seasonality effects on our financials. I expect stronger spending in the region in the coming years and the broader commodity environment provides further support for increased E&P spending. We made investments in the first quarter of this year to put equipment and resources into the organization that we expect will provide meaningful and more pronounced growth in the coming quarters. Finally, this quarter we completed a milestone refinancing for the Company which will provide improved financial flexibility through better rates, financial covenant requirements that reflect the growth of the Company, and increased capacity, which gives us additional agility to respond to inorganic opportunities.”

Net Income Results

The Company had net income for the first quarter of 2019 totaling $13.2 million, which includes the impact of $1.4 million of transaction and integration costs related to the Business Combination and $4.1 million of purchase accounting related amortization costs. Adjusted for the impact of integration costs, net income for the first quarter of 2019 is $14.5 million. The income tax expense for the first quarter of 2019 was $2.9 million making the effective tax rate for the Company 18.3%.

The Company reported $0.15 of EPS for the first quarter of 2019 compared to $0.02 per share during the Predecessor first quarter period of 2018 and $0.26 per share during the fourth quarter 2018 period. Adjusted for the impact of transaction and integration costs related to the Business Combination, EPS for the first quarter of 2019 is $0.17.

See “Business Combination Accounting and Presentation of Results of Operations” section below for additional information on current reporting conventions.

EBITDA Results

The Company produced Adjusted EBITDA of $40.7 million during the first quarter of 2019. Adjusted EBITDA includes adjustments for transaction and integration costs related to the Business Combination of $1.4 million as well as amortization costs of $4.1 million. The NESR companies collectively posted the following results for the periods presented.

(in thousands)
	Successor NESR	Successor NESR	Combined NPS, GES and NESR
	January 1 to March 31, 2019	October 1 to December 31, 2018	January 1 to March 31, 2018
Revenue	$151,704	$158,024	$117,538
Net Income	$13,174	$22,790	$6,044
Adjusted EBITDA	$40,723	$49,948	$31,068

Production Services Segment Results

Production Services contributed $92.1 million to consolidated revenue for the first quarter of 2019 as compared to $98.5 million of revenue during the prior quarter and $81.1 million during the first quarter of 2018. Segment EBITDA totaled $31.7 million in the first quarter of 2019 as compared to $35.5 million in the prior quarter and $26.2 million in the first quarter of 2018. The Production Services segment continued to grow year-over-year, with a change in revenue mix from the prior quarter to the first quarter of 2019 in the different countries in which the Company operates. The Company continued to add resources and equipment during the first quarter of 2019 which it anticipates will translate into revenue beginning in the second half of 2019. The Production Services segment posted the following results for the periods presented.

(in thousands)
	Successor NESR	Successor NESR	Combined NPS, GES and NESR
	January 1 to March 31, 2019	October 1 to December 31, 2018	January 1 to March 31, 2018
Revenue	$92,113	$98,523	$81,131
EBITDA	$31,661	$35,530	$26,180

Drilling and Evaluation Services Segment Results

Drilling and Evaluation (“D&E”) Services contributed $59.6 million to consolidated revenue for the first quarter of 2019 as compared to revenue of $59.5 million during the prior quarter and $36.7 million in the first quarter of 2018. The D&E Services segment has approximately doubled over the past year and the Company continues to actively cross sell its portfolio in the countries where it did not previously provide those services. Segment EBITDA totaled $10.7 million in the first quarter of 2019 down from $13.9 million in the prior quarter and up from $5.5 million in the prior year quarter.

The Company continues to heavily invest in start-up costs, ramping up both personnel and tools in anticipation of new contracts and enlarging further its footprint towards the second half of 2019 and beyond. The D&E Services segment posted the following results for the periods presented.

(in thousands)
	Successor NESR	Successor NESR	Combined NPS, GES and NESR
	January 1 to March 31, 2019	October 1 to December 31, 2018	January 1 to March 31, 2018
Revenue	$59,591	$59,501	$36,659
EBITDA	$10,688	$13,877	$5,491

Offsetting both the Production Services segment and D&E Services segment results were certain corporate costs which are not allocated to segment operations.

Balance Sheet

Cash and cash equivalents were $19.9 million as of March 31, 2019, compared to $24.9 million as of December 31, 2018. As previously disclosed, the Company paid off the balance of the convertible loan (Hana Loan) during the first quarter of 2019.

Total debt as of March 31, 2019 was $283.8 million with $70.1 million of such debt classified as short-term. Net debt totaled $263.9 million as of March 31, 2019. Working capital for the Company totaled $85.8 million as of March 31, 2019 as compared to $76.6 million as of December 31, 2018, affected by seasonal budget exercises by the Company’s customers.

The Company also completed a major refinancing during the first quarter of 2019. It was completed with a goal of creating additional financial flexibility, lowering the Company’s costs, and aligning the covenant structure for continuous future investment in technology, capex and opportunistic targets. All prior facilities of the Company have been refinanced into a single facility with additional revolving capacity available to the Company.

Predecessor/Successor Accounting Treatment

NESR continues to report in a Predecessor/Successor format whereby NPS Holdings Limited (“NPS”) is the Predecessor for periods prior to the completion of the Business Combination on June 7, 2018 and NESR, including NPS and Gulf Energy S.A.O.C. (“GES”), is the Successor for post-transaction periods.

Conference Call Information

NESR will host a conference call on Monday, May 13, 2019, to discuss first quarter financial results. The call will begin at 10:00 AM Eastern Time.

Investors, analysts and members of the media interested in listening to the conference call are encouraged to participate by dialing in to the U.S. toll-free line at 1-877-407-0312 or the international line at 1-201-389-0899. A live, listen-only webcast will also be available under the “Investors” section of the Company’s website at www.nesr.com. A replay of the conference call will be available after the event under the “Investors” section of the Company’s website.

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 3,500 employees, representing more than 40 nationalities in over 15 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Cementing, Coiled Tubing, Filtration, Completions, Stimulation and Pumping, and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling Fishing Tools, Testing Services, Wireline, Slickline, Fluids and Rig Services.

Business Combination Accounting and Presentation of Results of Operations

As a result of the Business Combination, NESR was determined to be the accounting acquirer and NPS was determined to be the predecessor for SEC reporting purposes. Pursuant to Accounting Standard Codification (“ASC”) 805, Business Combinations (“ASC 805”), the acquisition-date fair value of the purchase consideration paid by NESR to affect the Business Combination was allocated to the assets acquired and the liabilities assumed based on their estimated fair values. As a result of the application of the acquisition method of accounting resulting from the Business Combination, the financial statements and certain footnote presentations separate the Company’s presentations into two distinct sets of reporting periods, the periods before the consummation of the transaction (“Predecessor Periods”) and the period after that date (“Successor Period”), to indicate the application of the different basis of accounting between the periods presented. The Predecessor Periods reflect the historical financial information of NPS prior to the Business Combination, while the Successor Period reflects the Company’s consolidated financial information, including the results of NPS and GES, after the Business Combination. The Successor Periods are from June 7, 2018 to December 31, 2018 and for the three months ended March 31, 2019. The Predecessor Periods are from January 1, 2017 to December 31, 2017 and from January 1, 2018 to June 6, 2018.

Forward-Looking Statements

This communication contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this communication may include, without limitation, statements regarding the benefits resulting from the Company’s recent business combination transaction, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, the Company’s future financial performance, expansion plans and opportunities, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: the ability to recognize the anticipated benefits of the Company’s recent business combination transaction, which may be affected by, among other things, the price of oil, natural gas, natural gas liquids, competition, the Company’s ability to integrate the businesses acquired and the ability of the combined business to grow and manage growth profitably; integration costs related to the Company’s recent business combination; estimates of the Company’s future revenue, expenses, capital requirements and the Company’s need for financing; the risk of legal complaints and proceedings and government investigations; the Company’s financial performance; success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors; current and future government regulations; developments relating to the Company’s competitors; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic and market conditions, political disturbances, war, terrorist acts, international currency fluctuations, business and/or competitive factors; and other risks and uncertainties set forth in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”).

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this communication to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

The preliminary financial results for the Company’s first quarter ended March 31, 2019 included in this press release represent the most current information available to management. The Company’s actual results when disclosed in its Periodic Report on Form 6-K for the quarter ended March 31, 2019 may differ from these preliminary results as a result of the completion of the Company’s financial statement closing procedures, final adjustments, completion of the independent registered public accounting firm’s review procedures, and other developments that may arise between now and the disclosure of the final results.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	March 31, 2019	December 31, 2018

Assets
Current assets
Cash and cash equivalents	19,935	24,892
Accounts receivable, net	85,120	62,636
Unbilled revenue	88,886	95,145
Service Inventories, net	60,589	58,151
Prepaid assets	6,963	6,937
Retention withholdings	22,657	22,011
Other current assets	30,636	29,873
Total current assets	314,786	299,645
Non-current assets
Property, plant and equipment, net	336,468	328,727
Intangible assets	134,218	138,052
Goodwill	570,540	570,540
Other assets	4,166	6,345
Total assets	$1,360,178	$1,343,309

Liabilities and equity
Liabilities
Accounts payable	81,350	66,264
Accrued expenses	48,524	38,986
Current portion of loans and borrowings	45,689	45,093
Short-term borrowings	24,448	31,817
Income taxes payable	10,609	10,991
Other current liabilities	18,345	29,929
Total current liabilities	228,965	223,080

Loans and borrowings	213,661	225,172
Deferred tax liabilities	29,763	30,756
Other liabilities	32,402	33,310
Total liabilities	504,791	512,318

Commitments (Note 13)
Equity
Successor preferred shares, no par value; unlimited shares authorized; none issued and outstanding at March 31, 2019	-	-
Successor common stock, no par value; unlimited shares authorized; 86,896,779 shares issued and outstanding at March 31, 2019	801,545	801,545
Predecessor convertible redeemable shares	-	-
Predecessor common stock, par value $1; 370,000,000 shares authorized; 342,250,000 shares issued and outstanding at March 31, 2018	-	-
Additional paid in capital	12,322	1,034
Retained earnings	41,472	28,297
Accumulated other comprehensive income (loss)	48	48
Total shareholders’ equity	855,387	830,924
Non-controlling interests	-	67
Total equity	855,387	830,991
Total liabilities and equity	$1,360,178	$1,343,309

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except share data)

	Period from January 1 to March 31, 2019	Period from January 1 to March 31, 2018
Description	Successor (NESR)	Predecessor (NPS)

Revenues	$151,704	$76,842
Cost of services	(114,497)	(58,172)
Gross profit	37,207	18,670
Selling, general and administrative expense	(13,045)	(9,409)
Amortization	(4,054)	(91)
Operating income	20,108	9,170
Interest expense, net	(3,930)	(2,825)
Other income (expense), net	(61)	91
Income before income tax	16,117	6,436
Income tax expense	(2,943)	(983)
Net income	13,174	5,453
Net loss attributable to non-controlling interests	-	(340)
Net income attributable to shareholders	$13,174	$5,793

Weighted average shares outstanding:
Basic	86,893,775	348,457,000
Diluted	86,893,775	370,000,000

Net earnings per share:
Basic	$0.15	$0.02
Diluted	$0.15	$0.02

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

	Period from January 1 to March 31, 2019	Period from January 1 to March 31, 2018
Description	Successor (NESR)	Predecessor (NPS)
Cash Flows from Operating Activities:
Net income	$13,174	$5,453
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,564	10,376
Shares issued for transaction costs	-	-
Stock-based compensation	740	-
(Gain) on disposal of assets	(191)	2
(Gain) on equity method investments	(344)	-
Accrued interest	-	1,320
Deferred tax expense (benefit)	(897)	(87)
Allowance for doubtful receivables	67	205
Provision for obsolete service inventories	2	-
Other operating activities, net	(400)	292
Changes in operating assets and liabilities:
(Increase) in accounts receivable	(23,422)	(11,974)
(Increase) decrease in inventories	(2,440)	(351)
Decrease in prepaid expenses	54	2,039
(Increase) in other current assets	(1,517)	3,815
(Increase) in other long-term assets and liabilities	(1,394)	(355)
Increase in accounts payable and accrued liabilities	14,325	224
Increase in other current liabilities	8,511	-
Net cash provided by operating activities	24,832	10,959

Cash Flows from Investing Activities:
Capital expenditures	(8,469)	(10,304)
Proceeds from disposal of assets	717	-
Other investing activities	-	3,043
Net cash used in investing activities	(7,752)	(7,261)

Cash Flows from Financing Activities:
Proceeds from borrowings	-	50,000
Repayments of borrowings, lines of credit and other debt	(21,994)	-
Dividend paid	-	(48,210)
Other financing activities, net	(43)	(2,134)
Net cash provided by (used in) financing activities	(22,037)	(344)

Effect of exchange rate changes on cash	-	1
Net increase (decrease) in cash	(4,957)	3,355
Cash and cash equivalents, beginning of period	24,892	24,502
Cash and cash equivalents, end of period	19,935	27,857

Supplemental disclosure of cash flow information (also refer Note 3):
Interest paid	4,043	1,894
Income taxes paid	3,479	57

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

RECONCILIATION OF ADJUSTED EBITDA TO NET INCOME

(Unaudited)

(In thousands)

The Company uses and presents certain key non-GAAP financial measures to evaluate its business and trends, measure performance, prepare financial projections and make strategic decisions. Included in this release are discussions of earnings before interest, income tax and depreciation and amortization adjusted for certain non-recurring and non-core expenses (“Adjusted EBITDA”), net income adjusted for certain non-recurring and non-core expenses (“Adjusted Net Income”) as well a reconciliation of these non-GAAP measures to net income in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The Company believes that the presentation of Adjusted EBITDA and Adjusted Net Income provides useful information to investors in assessing its financial performance and results of operations as the Company’s board of directors, management and investors use Adjusted EBITDA and Adjusted Net Income to compare the Company’s operating performance on a consistent basis across periods by removing the effects of changes in capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization and impairment), items that do not impact the ongoing operations (Business Combination transaction expenses and related integration costs) and items outside the control of its management team. Adjusted EBITDA and Adjusted Net Income should not be considered as an alternative to net income, the most directly comparable GAAP financial measure. Non-GAAP financial measures have important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measure. You should not consider non-GAAP measures in isolation or as a substitute for an analysis of the Company’s results as reported under U.S. GAAP.

Successor (NESR)
January 1 to March 31, 2019

Net Income (loss)	13,174
Add:
Income Taxes	2,943
Interest Expense, net	3,930
Depreciation and Amortization	19,304
Transaction and Integration Costs	1,372
Total Adjusted EBITDA	40,723

Successor (NESR)
October 1 to December 31, 2018

Net Income (loss)	22,788
Add:
Income Taxes	6,471
Interest Expense, net	6,284
Depreciation and Amortization	19,303
Transaction and Integration Costs	1,219
Earn-out Adjustment	(6,117)
Total Adjusted EBITDA	49,948

Predecessor (NPS), NESR and GES January 1 To March 31, 2018

Net Income (loss)	6,044
Add:
Income Taxes	1,901
Interest Expense, net	3,726
Depreciation and Amortization	15,737
Transaction and Integration Costs	3,660
Total Adjusted EBITDA	31,068

Successor (NESR)
January 1 to March 31, 2019

Net Income (loss)	13,174
Add:
Transaction and Integration Costs	1,372
Total Adjusted Net Income	14,546

For inquiries regarding NESR, please contact:

Dhiraj Dudeja

National Energy Services Reunited Corp.

832-925-3777

info@nesr.com